United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Aracruz Celulose S.A. Consolidated Financial Statements For the Years ended December 31, 2007, 2006 and 2005 and Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

Management’s Report on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm,

Consolidated Balance Sheet as of December 31, 2006 and 2007.

Consolidated Statements of Operations for the years ended December 31, 2005, 2006 and 2007.

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007.

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2005, 2006 and 2007.

Notes to the Consolidated Financial Statements for the years ended December 31, 2005, 2006 and 2007.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Aracruz Celulose S.A. and subsidiaries (‘the Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, principal executive and principal financial officers, and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission. Based on that assessment management has concluded that as of December 31, 2007 the Company’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, dated January 10, 2008, included herein.

/s/ Carlos Augusto Lira Aguiar Carlos Augusto Lira Aguiar Chief Executive Officer January 10, 2008	/s/ Isac Roffé Zagury Isac Roffé Zagury Chief Financial Officer January 10, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of

Aracruz Celulose S.A.

We have audited the internal control over financial reporting of Aracruz Celulose S.A. and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated January 10, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/Deloitte Touche Tohmatsu Auditores Independentes Deloitte Touche Tohmatsu Auditores Independentes Rio de Janeiro, Brazil January 10, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Aracruz Celulose S.A.

We have audited the accompanying consolidated balance sheets of Aracruz Celulose S.A. and subsidiaries (“the Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 10, 2008 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/Deloitte Touche Tohmatsu Auditores Independentes Deloitte Touche Tohmatsu Auditores Independentes Rio de Janeiro, Brazil January 10, 2008

Aracruz Celulose S.A.
Consolidated Balance Sheets
Expressed in thousands of United States dollars
(Except number of shares)
		December 31,			December 31,
Assets	2006	2007	Liabilities and stockholders' equity	2006	2007
Current assets			Current liabilities
Cash and cash equivalents	48,414	53,321	Suppliers	95,574	119,950
Short-term investments	531,229	439,940	Payroll and related charges	25,246	33,310
Accounts receivable, net	285,795	361,603	Income and other taxes	38,391	31,237
Inventories	202,704	225,023	Short-term borrowings	4,677	5,646
Deferred income tax	15,375	12,280	Current portion of long-term debt
Recoverable taxes	109,165	140,390	Related party	65,360	76,082
Prepaid expenses and other current assets	8,242	18,843	Other	1,854	5,897
			Accrued finance charges	17,896	9,143
Total current assets	1,200,924	1,251,400	Accrued dividends - interest payable on stockholders’ equity	36,545	45,495
			Other accruals	1,276	959
Property, plant and equipment, net	2,151,212	2,518,700
			Total current liabilities	286,819	327,719
Investment in affiliated company	324,736	415,394
Goodwill	192,035	192,035	Long-term liabilities
			Long-term debt
			Related party	232,191	350,274
			Other	922,859	962,077
			Tax assessments and litigation contingencies	101,772	130,999
			Liabilities associated with unrecognized tax benefits	71,727	92,449
			Interest and penalties on liabilities associated with	47,996	69,046
Other assets			Deferred income tax, net	96,035	248,879
Long-term investments	2,669	33,149	Other	33,231	44,905
Advances to suppliers	81,485	100,922
Accounts receivable		24,671	Total long-term liabilities	1,505,811	1,898,629
Deposits for tax assessments	26,778	22,520
Recoverable taxes	15,093	64,899	Commitments and contingencies (Note 3 and 14)
Other	996	1,173
Total other assets	127,021	247,334	Minority interest	875	11,397

Aracruz Celulose S.A.
Consolidated Balance Sheets
Expressed in thousands of United States dollars
(Except number of shares)				(Continued)
		December 31,			December 31,
	2006	2007		2006	2007
			Stockholders' equity
			Share capital - no-par-value shares authorized and
			issued
			Common stock - 2006 and 2007 - 455,390,699 shares	297,265	518,385
			Preferred stock
			Class A - 2006 – 37,962,555 shares 2007 –
			27,958,116 shares	31,056	41,305
			Class B - 2006 - 539,200,866 shares; 2007 -
			549,205,305 shares;	583,440	853,439
			Treasury stock
			Class B preferred stock – 2006 and 2007 -
			1,483,200 shares;
			Common stock – 2006 and 2007 -
			483,114 shares	(2,639)	(2,639)
			Total share capital	909,122	1,410,490
			Appropriated retained earnings	1,419,079	1,434,228
			Unappropriated retained earnings (deficit)	(125,778)	(457,600)
			Total stockholders' equity	2,202,423	2,387,118
Total assets	3,995,928	4,624,863	Total liabilities and stockholders´ equity	3,995,928	4,624,863

Aracruz Celulose S.A.
Consolidated Statements of Operations
Expressed in thousands of United States dollars
(Except number of shares and per-share amounts)
		Year ended December 31,
	2005	2006	2007
Operating revenues
Domestic	62,019	77,431	137,086
Export	1,469,646	1,845,026	2,007,017
Gross operating revenues	1,531,665	1,922,457	2,144,103
Sales taxes and other deductions	(186,432)	(241,624)	(260,328)
Net operating revenues	1,345,233	1,680,833	1,883,775
Operating costs and expenses
Cost of sales	783,578	1,037,896	1,190,957
Selling	64,430	74,005	78,832
Administrative	33,820	57,020	58,708
Other, net	16,313	12,514	(38,624)
Total operating costs and expenses	898,141	1,181,435	1,289,873
Operating income	447,092	499,398	593,902
Non-operating (income) expenses, net
Financial income	(125,439)	(181,733)	(168,037)
Financial expenses	137,276	149,719	100,864
Gain on currency remeasurement, net	(21,386)	(7,641)	(908)
Other, net	(778)	(7)	(61)
Total non-operating (income) expenses, net	(10,327)	(39,662)	(68,142)
Income before income taxes, minority interest
and equity in results of affiliated companies	457,419	539,060	662,044
Income tax expense
Current	71,086	30,754	41,343
Deferred	1,142	38,740	155,969
Total income tax expense	72,228	69,494	197,312
Minority interest	(31)	(544)	(10,522)
Equity in results of affiliated companies	(44,062)	(13,705)	(32,141)
Net income	341,098	455,317	422,069

Aracruz Celulose S.A.
Consolidated Statements of Operations
Expressed in thousands of United States dollars
(Except number of shares and per-share amounts)			(Continued)
		Year ended December 31,
	2005	2006	2007
Basic and diluted earnings per share
Common stock	0.31	0.42	0.39
Class A preferred stock	0.34	0.46	0.43
Class B preferred stock	0.34	0.46	0.43
Weighted-average number of shares
outstanding (thousands) - basic and diluted
Common stock	454,908	454,908	454,908
Class A preferred stock	38,022	38,015	36,933
Class B preferred stock	537,739	537,665	538,747

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.
Consolidated Statements of Cash Flows
Expressed in thousands of United States dollars
		Year ended December 31,
	2005	2006	2007
Cash flows from operating activities
Net income	341,098	455,317	422,069
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and depletion	211,615	217,842	217,641
Equity in results of affiliated companies	44,062	13,705	32,141
Deferred income tax	1,142	38,740	155,969
Gain on currency remeasurement, net	(21,386)	(7,641)	(908)
Loss (gain) on sale of equipment	1,005	(46)	1,967
Decrease (increase) in assets
Accounts receivable, net	(58,514)	(47,366)	(110,469)
Inventories, net	(47,653)	(28,831)	(22,319)
Interest receivable on short-term investments	(45,206)	(6,281)	(33,244)
Recoverable taxes	(45,170)	(22,093)	(59,549)
Other	(3,609)	(1,902)	72
Increase (decrease) in liabilities
Suppliers	26,825	(614)	13,237
Payroll and related charges	3,782	4,606	5,941
Income and other tax assessments
and litigation contingencies	38,953	5,725	16,194
Accrued finance charges	(811)	10,697	(9,049)
Other	(391)	3,010	12,011
Net cash provided by operating activities	445,742	634,868	641,704
Cash flows from investing activities
Short-term investments:
Applications	(141,736)	(175,913)	(108,398)
Redemptions	143,750	223,331	298,304
Proceeds from sale of equipment	724	565	531
Investments in affiliate	(69,097)	(24,500)	(122,800)
Additions to property, plant and equipment	(147,884)	(301,009)	(589,677)
Net cash used in investing activities	(214,243)	(277,526)	(522,040)

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.
Consolidated Statements of Cash Flows
Expressed in thousands of United States dollars			(Continued)
		Year ended December 31,
	2005	2006	2007
Cash flows from financing activities
Short-term debt, net	86,962	(73,649)	12,264
Long-term debt
Issuances
Related parties	60,205	72,776	138,151
Other	25,000	809,000	285,000
Repayments
Related parties	(56,245)	(63,693)	(71,276)
Other	(209,319)	(834,042)	(251,854)
Treasury stock acquired	(351)
Dividends and interest on stockholders´ equity paid	(139,420)	(251,758)	(232,740)
Net cash used in financing activities	(233,168)	(341,366)	(120,455)
Effect of changes in exchange rates on cash and cash
equivalents	(691)	(1,676)	5,698
Increase (decrease) in cash and cash equivalents	(2,360)	14,300	4,907
Cash and cash equivalents, beginning of year	36,474	34,114	48,414
Cash and cash equivalents, end of year	34,114	48,414	53,321
Supplementary cash flow information
Interest paid	80,919	76,030	91,304
Income taxes paid	95,359	41,450	51,500
Non-cash transaction:
Capital increase with balances from investment reserves			501,368
Unpaid accrued dividends and interest on
stockholders’ equity	65,947	36,545	45,495

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.
Consolidated Statements of Changes in Stockholders’ Equity
Expressed in thousands of United States dollars
(except number of shares and per-share amounts)
					Year ended December 31,
		2005		2006		2007
	Shares	US$	Shares	US$	Shares	US$
Share Capital
Common stock
Balance, January 1	455,390,699	297,265	455,390,699	297,265	455,390,699	297,265
Capital increase						221,120
Balance, December 31	455,390,699	297,265	455,390,699	297,265	455,390,699	518,385
Preferred stock – Class A
Balance, January 1	38,022,178	31,105	38,022,178	31,105	37,962,555	31.056
Capital increase						18,433
Conversion to Class B stock			(59,623)	(49)	(10,004,439)	(8,184)
Balance, December 31	38,022,178	31,105	37,962,555	31,056	27,958,116	41,305
Preferred stock - Class B
Balance, January 1	539,141,243	583,391	539,141,243	583,391	539,200,866	583,440
Capital increase						261,815
Conversion from Class A stock			59,623	49	10,004,439	8,184
Balance, December 31	539,141,243	583,391	539,200,866	583,440	549,205,305	853,439
Treasury stock
Balance, January 1 – Preferred and common stock	(1,861,114)	(2,288)	(1,966,314)	(2,639)	(1,966,314)	(2,639)
Treasury stock acquired – Class B Preferred stock	(105,200)	(351)
Balance, December 31	(1,966,314)	(2,639)	(1,966,314)	(2,639)	(1,966,314)	(2,639)
Total share capital	1,030,587,806	909,122	1,030,587,806	909,122	1,030,587,806	1,410,490

Aracruz Celulose S.A.
Consolidated Statements of Changes in Stockholders’ Equity
Expressed in thousands of United States dollars
(except number of shares and per-share amounts)						(Continued)
					Year ended December 31,
		2005		2006		2007
	Shares	US$	Shares	US$	Shares	US$
Balance brought forward - total share capital	1,030,587,806	909,122	1,030,587,806	909,122	1,030,587,806	1,410,490
Appropriated Retained Earnings
Fiscal-incentive reserve
Balance, January 1		53,819		69,300		75,870
Transfer from unappropriated retained earnings		15,481		6,570		15,706
Balance, December 31		69,300		75,870		91,576
Investments reserve
Balance, January 1		482,013		823,434		1,184,905
Transfer to share capital - capital						(501,368)
Dividends cancelled						1,126
Transfer from unappropriated retained earnings		341,421		361,471		438,102
Balance, December 31		823,434		1,184,905		1,122,765
Legal reserve
Balance, January 1		83,695		120,065		158,304
Transfer from unappropriated retained earnings		36,370		38,239		61,583
Balance, December 31		120,065		158,304		219,887
Total appropriated retained earnings		1,012,799		1,419,079
Balance carried forward	1,030,587,806	1,921,921	1,030,587,806	2,328,201	1,030,587,806	2,844,718

Aracruz Celulose S.A.
Consolidated Statements of Changes in Stockholders’ equity
Expressed in thousands of United States dollars
(except number of shares and per-share amounts)						(Continued)
					Year ended December 31,
		2005		2006		2007
	Shares	US$	Shares	US$	Shares	US$
Balance brought forward	1,030,587,806	1,921,921	1,030,587,806	2,328,201	1,030,587,806	2,844,718
Unappropriated retained earnings
Balance, January 1		285,287		42,502		(125,778)
Net income		341,098		455,317		422,069
Cash dividends (per share: 2005 - US$ 0.06 to Class A preferred stock and US$ 0.05 to both Class B preferred and common stock;
2006 - US$ 0.07 to Class A preferred stock and US$ 0.06 to
both Class B preferred and common stock; 2007 - US$ 0.08 to
both Class A preferred and Class B preferred stock and US$ 0.08
to common stock)		(59,484)		(70,969)		(82,307)
Interest on Stockholders´ Equity (per share: 2005 - US$ 0.13 to both
Class A and B preferred stock and US$ 0.12 to common stock;
2006 - US$ 0.15 to both Class A and B preferred stock and US$ 0.13 to common stock)
2007 - US$ 0.16 to both Class A and B preferred stock and US$ 0.14
to common stock)		(131,127)		(146,348)		(156,193)
Transfer to reserves		(393,272)		(406,280)		(515,391)
Balance, December 31		42,502		(125,778)		(457,600)
Total stockholders’ equity	1,030,587,806	1,964,423	1,030,587,806	2,202,423	1,030,587,806	2,387,118
Comprehensive income is comprised as follows:
Net income		341,098		455,317		422,069
Total comprehensive income		341,098		455,317		422,069
The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

1.	Operations and summary of significant accounting policies

1.1.	Operations

Aracruz Celulose S.A. and its subsidiaries (the "Company") produces eucalyptus pulp, which is a high-quality variety of hardwood pulp used by paper manufacturers to produce a wide range of products, including premium tissue, printing and writing papers, liquid packaging board and specialty papers. Eucalyptus pulp’s distinguishing characteristics are its softness, opacity, porosity, and suitability for printing. “Market pulp” is the pulp sold to producers of paper products, as opposed to pulp produced by an integrated paper producer, for use in paper production facilities.

1.2. Summary of significant accounting policies

The consolidated financial statements of Aracruz Celulose S.A. and its subsidiaries (the Company) have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting periods and require the disclosure of contingent assets and liabilities as of the date of the financial statements. The Company's consolidated financial statements therefore include estimates concerning such matters as the selection of useful lives of property, plant and equipment, provisions necessary for asset impairments, contingent liabilities, employee postretirement benefits and other similar evaluations; actual results may vary from estimates.

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with US GAAP, which differ in certain respects from the Brazilian accounting principles applied by the Company in its statutory financial statements prepared in accordance with Brazilian corporate legislation.

The Company has reported its financial statements in U.S. dollars since 1994 when the U.S. Securities and Exchange Commission permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated. The U.S. Dollar is used as the Company's functional currency as this has been, and remains, in the opinion of the Company’s Board of Directors and Management, the currency in which it principally operates as well as being the Company’s primary unit of economic measure. The U.S. dollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards Nº 52 - "Foreign Currency Translation" (“SFAS 52”). Remeasurement gains and losses are recognized in the income statement and non-monetary assets and liabilities (such as inventory and fixed assets) are converted at the historical exchange rate rather than at the end of period exchange rate.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

The impact of the exchange variation of the Brazilian Real in relation to the U.S. dollar on the Company’s monetary assets and liabilities denominated in Brazilian Reais in 2007 was a net gain of US$ 1 million (US$ 8 million in 2006 and US$ 21 million in 2005). The exchange rates at December 31, 2007, 2006 and 2005 were, respectively: US$ 1: R$ 1.7713, R$ 2.1380 and R$ 2.3407.

Stockholders' equity included in the consolidated financial statements presented herein differs from that included in the Company's statutory accounting records as a result of the variations in the U.S. dollar exchange rate, the indexation mandated over the years up to December 31, 1995 for statutory financial statements and adjustments made to reflect the requirements of US GAAP (note 11).

(b) Basis of consolidation

The financial statements of all majority-owned subsidiaries, Private Investment Fund, have been consolidated, and all significant intercompany accounts and transactions have been eliminated. Accordingly, the following companies were consolidated: Aracruz Trading S.A., Aracruz Celulose (USA) Inc., Portocel – Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Riocell Limited, Ara Pulp - Com. de Importação e Exportação, Unipessoal Ltda. and Aracruz Trading International Commercial and Servicing Limited Liability Company ("Aracruz Trading International Ltd."), the Private Investments Funds Pulp and Lyptus and the Arcel Finance Limited (dissolved in November 27, 2007).

(c) Cash and cash equivalents

Cash and cash equivalents represent cash, bank accounts and short-term financial investments with a ready market and original maturities when purchased of 90 days or less, and are stated at cost plus accrued interest, which approximates market value due to the short-term nature of the investments.

(d) Concentration of risk

Financial instruments which potentially subject the Company to concentrations of credit and performance risk are cash and cash equivalents, short-term investments and trade accounts receivable. The Company limits its credit and performance risk associated with cash and cash equivalents and short-term investments by placing its investments with highly-rated financial institutions. An allowance for doubtful accounts is established to the extent the Company’s trade receivables are estimated not to be fully collectible.

The Company's pulp sales are made substantially to the paper industry; consequently, its performance is dependent upon that industry's worldwide demand for pulp and the related supply, as well as fluctuations in the market price for pulp which can be significant.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

(e) Inventories

Inventories are stated at the lower of the average cost of purchase or production, and replacement or market values. Cost is determined principally on the average-cost method. Cost is adjusted for slow-moving or obsolete inventories when considered appropriate.

(f) Investments in affiliated companies and other investments

The Company uses the equity method of accounting for its long-term investment (Veracel Celulose S.A.) in which it owns 50% of the investee’s voting stock and has the ability to exercise significant influence over operating and financial policies of the investee and for its long-term investment in Aracruz Produtos de Madeira S.A. ("APM") in which it owns 33.3% of the investee’s voting stock and also has the ability to exercise significant influence over operating and financial policies. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee dividends and, up to January 1, 2002, amortization of goodwill.

The Company accounts for its investment securities having a quoted market price (other than those accounted for under the equity method) in accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”).

(g) Impairment testing of goodwill

The Company annually evaluates the carrying value of goodwill during and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a discounted cash flows approach. If the carrying amount of the reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company’s evaluation of goodwill completed during the year resulted in no impairment losses. The Goodwill registered in the Company’s financial statements mainly refers to the acquisition of Riocell S.A.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

(h) Property, plant and equipment

Timber resources are stated at cost, less accumulated depletion. Forest development and maintenance cost including costs related to site preparation, planting, fertilization, herbicide application and thinning, together with related taxes, are capitalized as timber resources. Depletion is determined on stand by stand basis, excluding from the amount to be depleted the portion of development costs that benefit future harvests; such costs remain capitalized and are included in the future depletion cost of those harvests.

Other property, plant and equipment are recorded at cost, including interest incurred on financing during the construction period of major new facilities. Interest on borrowings are capitalized exclusive of the foreign currency translation effects .

Depreciation is computed on the straight-line basis at rates, which take into consideration the useful lives of the assets, principally an average of 25 years for buildings, 10 years for improvements and installations, and 4 to 25 years for machinery and equipment and other assets.

The costs of logging roads and related facilities included in property, plant and equipment, under the heading “Buildings, improvements and installations“ are depreciated over their useful lives.

Maintenance expenses, including those related to programmed maintenance of the Company’s facilities, are charged to the cost of production as incurred.

(i) Environmental costs

Expenditures relating to ongoing programs for compliance with environmental regulations are generally expensed but may be capitalized under certain circumstances. Capitalization is considered appropriate when the expenditures relate to the acquisition and installation of pollution control equipment. These ongoing programs are designed to minimize the environmental impact of the Company's pulp-producing activities.

(j) Research and development

Expenditures for research and development were US$ 10.0 million, US$ 8.6 million and US$ 6.3 million for the years ended December 31, 2007, 2006 and 2005, respectively. All such costs are expensed as incurred.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

(k) Recoverability of long-lived assets

Management reviews long-lived assets to be held and used in the Company’s business activities, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is made if and when appropriate in accordance with Statement of Financial Accounting Standards Nº 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with SFAS 144, the carrying value of long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the assets. Fair value is determined primarily by using a discounted cash flow analysis. During 2007, as a consequence of the devaluation of the US dollar against Brazilian Reais, we have performed the anticipated undiscounted cash flow test and we have concluded that the carrying amount of our assets is still recoverable.

(l) Advances to suppliers

Advances to suppliers represent amounts advanced (either in cash, seeds, technical assistance or other assets that will be used to grow eucalyptus plants) to small private producers in the states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, as part of a program called “Programa Produtor Florestal”. In exchange, the Company receives wood produced by these small private producers. The allocation between current and non-current asset is calculated based on the estimated timing of future harvest.

(m) Employee retirement and post-employment benefits

The cost of the employee retirement benefits is accrued currently. Employee postretirement and post-employment benefits as defined by SFAS 106 - “Employers’ Accounting for Postretirement Benefits other than Pensions” and SFAS 112 - “Employers’ Accounting for Post-employment Benefits”, respectively, are not significant. The Company is required by law to provide severance benefits to employees terminated without just cause.

(n) Compensated absences

The liability for employees' future vacation compensation is accrued as vacation vests during the year.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

(o) Revenues and expenses

Revenues arise from annual and long-term sales contracts and from spot sales and are recognized on an accrual basis when the products have been delivered or shipped to the customer and the risk of ownership has passed to the customer. The Company’s selling prices are fixed or determinable and collectibility is reasonably assured. Expenses and costs are accrued as incurred.

The Company reflects rebates, discounts and value-added taxes as a reduction of gross operating revenues.

(p) Shipping and handling fees

Amounts billed to customers in a sale transaction related to shipping and handling are classified as revenue. The related costs incurred for related to shipping and handling are classified as costs of sale.

(q) Accounting for derivatives and hedging activities

The Company accounts for derivative financial instruments pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically in income as the Company accounts for all derivative financial instruments as non-hedge transactions. Gain and losses are classified as financial income and expense in the statements of operations.

(r) Income taxes

The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the tax bases and financial reporting bases of assets and liabilities, as well as on tax losses carryforward. A valuation allowance is provided to reduce deferred income tax assets when management considers that realization is not more likely than not.

The Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, on January 1, 2007. Beginning January 1, 2007, the Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, derecognition and measurement of tax positions are based on management’s best judgment given the facts, circumstance and information available at the reporting date.

Differences between a tax position taken or expected to be taken in the Company’s tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits, which are recorded 'in the balance sheet as a either a liability for unrecognized tax benefits or reductions to recorded tax assets, as applicable. The liability for unrecognized tax benefits expected to be realized within one year are classified as current in the balance sheet.

Interest and penalties are accrued with respect to unrecognized tax benefits in accordance with the legislation of the respective taxing jurisdictions.

The adoption of FIN 48 did not have a material impact in the Company’s statements of operations and financial position and did not result in a cumulative adjustment to retained earnings at adoption.

(s) Basic and diluted earnings per share

Basic and diluted earnings per share are computed by dividing net income by the weighted average number of all classes of shares outstanding during the year, net of treasury stock, after taking into consideration the dividend preferences applicable to the Company's Class A and Class B preferred stocks, assuming that all earnings for the year are fully distributed. There were no dilutive securities outstanding in 2005, 2006 and 2007 (see Note 11).

(t) Segment information

SFAS No. 131 “Disclosures about Segments of Enterprise and Related Information” (“SFAS 131”) requires that a business enterprise supplementally disclose certain financial information among its various and distinct operating activities. Such information is to be presented from the point of view of how operating and financial decisions are made for each business sector. See presentation of exports by geographic information in note 18.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

(u) Guarantees

The Company has disclosed its guarantees to third parties in accordance with FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”) in Note 15. FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002.

2 Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No. 157 – “Fair value measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of such pronouncement will not generate a material impact on the Company´s financial position.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115”(“SFAS 159”). SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement shall be effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007. The adoption of such pronouncement will not generate a material impact on the Company’s financial position.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (revised 2007), “Business Combination”, which replaces FASB Statement No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. Statement 141 did not define the acquirer, although it included guidance on

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

identifying the acquirer, as does this Statement. This Statement’s scope is broader than that of Statement 141, which applied only to business combinations in which control was obtained by transferring consideration. The result of applying Statement 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representationally faithful, and comparable information than will result from applying this Statement. In addition, this Statement’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method to all transactions and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements. The Company will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related Statement 141(R). This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact of such new pronouncement in its consolidated financial statements.

3	Taxes

3.1	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution. The deferred income tax balances at each period are computed at the rates to be in force in the subsequent years and the current tax balances at each period include taxes to be paid currently. The statutorily enacted rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented an aggregate rate of 34%, for 2007, 2006 and 2005.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

	Year ended December 31,
	2005	2006	2007
Income before income taxes, minority interest
and equity in results of affiliated companies	457,419	539,060	662,044
Federal income tax and social
contribution at statutory rates	155,522	183,280	225,095
Adjustments to derive effective tax rate:
Effects of differences in remeasurement
from reais to U.S. dollars, using
historical exchange rates and indexing
for tax purposes:	59,976	35,295	80,546
Fiscal incentive – income tax (a)	(8,708)
Fiscal incentive - Technological innovation			(4,714)
Results in subsidiaries with different tax rates	(90,574)	(101,644)	(36,030)
Interest on stockholders´ equity	(46,584)	(50,570)	(57,374)
Other	2,596	3,133	(10,211)
Income tax expense reported in the consolidated
Statements of income	72,228	69,494	197,312

(a) Fiscal incentives

As a result of the Barra do Riacho operations being located within the geographic area of ADENE (Agency for the Development of the Northeast) and since Decree No. 4213, of April 16, 2002, which recognizes the pulp and paper sector as a priority in the development of the region, Aracruz requested and was granted by the Federal Revenue Service in December 2002 the right to benefit from reductions in corporate income tax.

On January 9, 2004, the Company was notified by the Liquidator of the former Superintendência de Desenvolvimento do Nordeste (SUDENE) of its decision to revoke the fiscal benefits previously granted to the Company based on an opinion of the Legal Counsel to the National Integration Ministry on the definition of the geographical area eligible for the recognition of such benefit.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

During 2004 and 2005, ADENE issued several acts with the objective of annulling the tax benefit used by the Company. Such acts were always challenged by the Company and no final decision on the merits was issued at this point. Nevertheless, in December 2005 the Company was notified by the Federal Revenue Service (SRF) to pay the amount corresponding to the tax incentive it had recorded, plus interest, in the total amount of US$ 97 million.

The Company presented its defense in January 2006 but its arguments have not been accepted by Federal Revenue Service. The Company appealed to the Federal Taxpayers Council and is currently awaiting a decision.

The Company's management, based on the advice of external legal counsel, believes that the cancellation of the tax incentive is mistaken and shall not prevail, both with respect to the amounts already recorded and with respect to the remaining period. In respect of the tax incentive recorded until 2004 (US$66.8 million on December 31, 2004), it is the management's understanding, based on advice of external legal counsel, that tax assessment shall be overruled, since the tax incentive was recorded pursuant to strict legal requirements and acts of SRF and ADENE. The Company's management also believes, based on external legal counsel's opinion, that the cancellation of the tax incentive regarding future years (up to 2012 for Fiberlines A and B and 2013 to Fiberline C) is illegal due to the fact that the incentive was granted upon compliance of predetermined conditions (implantation, expansion and modernization of industrial plants). Therefore, the Company has vested right to use the tax incentive until the date set forth in the Law and in the acts issued by ADENE.

Notwithstanding the confidence in the robustness of its right, the Company, considering the facts occurred during the years 2004 and 2005, which indicate ADENE's and SRF's intention to cancel the tax incentive, decided to be conservative and ceased to recognize the incentive in the calculation of incorme tax payable from 2005 on and until a final Court decision has been granted.

Based on the opinion of its legal advisors, Company’s management believes that the ultimate resolution of this matter may be in favor of the Company's arguments, both with respect to the tax incentive recorded up to 2004 and with respect to those to be recorded from 2005 on. Thus, no provisions for loss were booked for the amounts of the benefits already recognized.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

The major components of the deferred income tax accounts in the consolidated balance sheets are as follows:

		December 31,
	2006	2007
Deferred Tax Asset - Current Assets
Unrealized profits on intercompany inventory
transactions	15,375	12,280
Net Deferred Tax Liability – Long-Term
Taxation of foreign exchange variation payable
on cash basis	71,607	189,224
Difference in basis of accounting for
Property, plant and equipment	67,963	59,171
Tax loss carryfowards from operations	(11,512)	(13,918)
Deductible temporary differences - other provisions	(32,023)	14,402
Net deferred tax liability – long-term	96,035	248,879

Although realization of net deferred tax assets is not assured, management believes that such realization is more likely than not to occur and, therefore, has not recognized any valuation allowances.

3.2 Liabilities associated with unrecognized tax benefits

As discussed in note 1.2 (r), the adoption of FIN 48 did not have a material impact in the Company’s statements of operations and financial position and did not result in a cumulative adjustment to retained earnings at adoption.

As a consequence of adoption, on January 1, 2007 the Company did reclassify certain recorded liabilities related to unrecognized tax benefits of US$ 71,727, previously recorded as part of litigations, contingencies and commitments line in the consolidated balance sheet at December 31, 2006. At December 31, 2007, the Company’s recorded liability for unrecognized tax benefits was US$ 92,449, reflecting increases resulting from current year tax positions and the effects of currency remeasurement. These unrecognized tax benefits primarily refer to tax positions taken by the Company related to the deductibility of social contribution taxes in the determination of federal income taxes on profits generated by export sales and related to the timing of utilization of historical tax loss carryforwards used to offset income tax and social contribution payable. Included in the balance at December 31, 2007 are approximately US$13 million of tax positions for which there is uncertainty as to the timing of such benefits. As a result of deferred tax

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

accounting, the disallowance of a shorter benefit period would not affect the annual effective tax rate but could accelerate the payment of cash to the taxing authority to an earlier period.

The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Generally, the tax years 2002 through 2007 remain open and subject to examination by the relevant tax authorities.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	71,727
Additions based on tax positions related to the current year	6,536
Additions for tax positions of prior years	-
Reductions for tax positions of prior years	-
Settlements	-
Effects of translation from Brazilian R$ into US dollar	14,186
Balance at December 31, 2007	92,449

The Company recognizes interest and penalties accrued on unrecognized tax benefits as a component of interest expense and other non-operating expenses, respectively. The Company has recorded US$ 69,046 of accrued interest and penalties associated with unrecognized tax benefits at December 31, 2007, recorded as a component of long-term liabilities. As a consequence of adopting FIN 48 and consistent with the Company’s classification of interest and penalties, the corresponding interest and penalties of US$ 47,996 accrued at December 31, 2006 with respect to the previously recorded liabilities associated with unrecognized tax benefits have also been reclassified from the litigations, contingencies and commitments line to the line of interest and penalties on liabilities associated with unrecognized tax benefits , in the long-term liabilities. The Company recognized approximately US$ 10,192 in accrued interest for the year ended December 31, 2007, respectively US$ 11,677 for the year ended December 31, 2006, respectively).

(i) Social Contribution on profits generated by export sales

On September 10, 2003, the Company obtained a Court Order giving it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending final determination, the Company has accrued a provision of US$ 79.0 million as of December 31, 2007 (US$ 89.6 million to December 2006).

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

(ii) Income Tax - Deductibility of Social Contribution on the net profit

On June 29, 2005, the Company received a tax assessment notice relating to the deductibility of social contribution in the calculation basis of income tax for 2000 and 2001. The existing provision was increased by US$ 1.5 million, resulting in a final provision of US$ 16.2 million.

In July 2005, the Company reviewed the base of calculation of the income tax for the periods covered in the assessment and decided to partially pay US$ 10.1 million of the requested amount. The Company challenged the balance of the tax assessment via an administrative appeal and therefore the ability of the authorities to charge the tax debt is currently suspended. The Company has also initiated a judicial proceeding with the purpose of assuring its right to deduct the social contribution in the calculation basis of income tax.

(iii) Income tax and social contribution - offsetting of tax losses

On June 29, 2005, the Company received a tax assessment notice relating to the offsetting of tax losses against taxable income of 2000 and 2001. The Company also received a tax assessment notice relating to 2000, regarding tax losses generated during the period in which the Company took advantage of the BEFIEX tax benefit program.

In July 2006 a Court decision did not recognize the Company's right to offset tax losses against taxable income. The Company challenged such decision. Notwithstanding, with the purpose of avoiding penalty charges the Company paid the amount of US$ 23.1 million

The existing accrual at December 31, 2007 for the period in which the Company took advantage of the BEFIEX tax benefit program is US$ 37.8 million.

	Aracruz Celulose S.A.
	Notes to Consolidated Financial Statements
	Expressed in thousands of United States dollars
	(unless otherwise stated)
3.3	Recoverable taxes
			December 31,
		2006	2007
	Recoverable taxes
	Prepaid income tax and social contribution	76,533	91,829
	Withholding income tax on financial investments	20,021	20,792
	Value-Added Tax Credit - ICMS (*)	145,264	154,854
	Valuation allowance on Value-Added Tax Credit	(140,204)	(109,993)
	Pis and COFINS contribution on acquisition of goods	21,720	46,721
	Other	924	1,086
	Total recoverable taxes	124,258	205,289
	Current	109,165	140,390
	Long-term	15,093	64,899
	Total	124,258	205,289

(*) Since the promulgation of the Federal Law no. 87 on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempt from ICMS. The Company has the legal right, not contested by the state authorities, to claim those credits against the state of Espírito Santo, and has been able to recover part of these credits by selling them to third parties, pursuant to the provisions of current legislation. Considering the history of such transactions during the year 2007, when the Company sold approximately US$ 50 million (R$ 95 million) in ICMS tax credits and the perspective of successfully closing other sales transactions, the Company believes it will be able to recover part of the ICMS credits recorded in its books against the state of Espírito Santo. Therefore, it has decided to revert on December 31, 2007 approximately US$ 40,100 of the provision previously accrued, so that the balance of this provision is US$ 110,000.

Aracruz Celulose S.A.
Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
4	Cash and cash equivalents
		December 31,
		2006	2007
Brazilian reais		816	34,647
United States dollars		47,103	17,995
Other European currencies		495	679
		48,414	53,321

Cash equivalents denominated in Brazilian Reais and in United States dollars represent principally investments in certificates of deposit placed with major financial institutions and with original maturities of 90 days or less.

5	Short-term investments

Short-term investments represent principally investments included in one private investment fund which is entirely owned by the Company. The investments are represented principally by certificates of deposits and debt securities issued by the Brazilian government with final maturities ranging from January 2008 to April 2011. Those debt securities are classified as available for sale. The securities included in the portfolio of the private investment funds have daily liquidity with interest recognized in the Company’s results of operations. The interest is linked to the daily interbank rate. The marked to market adjustments relating to these debt securities were immaterial for all periods presented.

These private investment funds do not have significant financial obligations. Any financial obligations are limited to service fees to the asset management company employed to execute investment transactions, audit fees and other similar expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the Company.

Aracruz Celulose S.A.
Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
6 Accounts receivable, net
	December 31,
	2006	2007
Customers - pulp sales
Domestic	8,540	18,161
Export	261,608	319,220
Advances to suppliers	2,048	2,919
Other	18,233	25,621
	290,429	365,921
Allowance for doubtful accounts	(4,634)	(4,318)
Total, net	285,795	361,603
Changes in allowance for doubtful accounts are as follows:
	2006	2007
Balance as of January 1	(4,067)	(4,634)
Provision for doubtful accounts	(592)	(117)
Write-offs	25	433
Balance as of December 31	(4,634)	(4,318)

At December 31, 2007, two customers accounted for 31% and 13%, respectively (at December 31, 2006, two customers accounted for 38% and 11%, respectively), of total customer receivables and no other accounted for more than 10%.

Export receivables are denominated in the following currencies:
	December 31,
	2006	2007
United States dollars	259,112	315,531
European currency units – EURO	2,496	3,689
	261,608	319,220

Aracruz Celulose S.A.
Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
7	Inventories
		December 31,
		2006	2007
Finished products		130,192	141,240
Raw materials		27,027	34,404
Maintenance supplies and other		45,485	49,379
		202,704	225,023

8	Property, plant and equipment
			December 31, 2006
			(Accumulated
			depreciation
		Cost	and depletion )	Net
Land		375,673		375,673
Timber resources		398,860	(51,860)	347,000
Buildings, improvements and installations		583,590	(364,787)	218,803
Equipment		2,556,694	(1,470,088)	1,086,606
Information technology equipment		55,565	(48,356)	7,209
Other		138,845	(104,638)	34,207
		4,109,227	(2,039,729)	2,069,498
Construction in progress		81,714		81,714
Total		4,190,941	(2,039,729	2,151,212

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

		December 31, 2007
		(Accumulated
		depreciation )
	Cost	and depletion	Net
Land	508,335		508,335
Timber resources	501,785	(53,281)	448,504
Buildings, improvements and installations	617,314	(383,960)	233,354
Equipment	2,750,358	(1,602,407)	1,147,951
Information technology equipment	57,449	(50,799)	6,650
Other	141,876	(111,215)	30,661
	4,577,117	(2,201,662)	2,375,455
Construction in progress	143,245		143,245
Total	4,720,362	(2,201,662)	2.518.700

As of December 31, 2007 and 2006 the entire Company mill in the amount of US$ 1,506,790 and US$ 1,365,842 , respectively was securing financial obligations with BNDES (Note 10) .

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

9 Investment in affiliated company Veracel Celulose S.A.

The Company accounts for its investment in Veracel using the equity method of accounting. At December 31, 2007 the Company’s investment in Veracel amounted to US$ 404,451. Included in investment is an unamortized goodwill of US$ 15,015. In 2007, the Company recognized an equity loss of US$ 31,572 (2006 - loss of US$ 13,349; 2005 – loss of US$ 42,674).

The summarized financial information of Veracel as of December 31, 2007 and 2006 and for the three years then ended is as follows:

		As of December 31,
	2006	2007
Current assets	132,011	132,336
Non-current assets	1,340,591	1,363,164
Current liabilities	160,956	161,103
Non-current liabilities	1,311,646	1,334,397

		For the year ended December 31,
	2005	2006	2007
Gross revenues (*)	130,422	356,336	410,850
Gross profit	21,860	113,665	128,150
Net loss	(85,348)	(26,698)	(63,144)

(*) Includes sales to the Company in the amounts of US$ 62,436, US$ 167,459 and US$ 205,481, during 2005, 2006 and 2007, respectively.

Aracruz Produtos de Madeira S.A. (APM)

At December 31, 2007, the Company´s investment in APM amounted US$ 10,943 (US$ 11,513 in 2006). In 2007, the Company recognized an equity loss of US$ 570 ( US$ 355 in 2006).

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

10 Short-term borrowings and long-term debt

(a) Short-term borrowings

At December 31, 2007, the balance of short-term debt consisted of rural credit denominated in reais, in the amount of US$ 5,646 (US$ 4,677 as of December 31, 2006) with interest rate of 6.75% .

(b) Long-term debt
	December 31,
	2006	2007
Denominated in Brazilian currency:
BNDES term loans with varying interest rates;
principally the "Long-term interest Rate" (TJLP) plus
7.8% to 10.5% (2006 - 7.8% to 10.5%) due 2008 to 2016	258,193	381,477
Credit Export Note – 100% CDI, due 2008 to 2013	48,859	58,974
BNDES Term loans – 7.86% to 9.76% (2006 –
7.45% to 9.35%), due 2008 to 2016 and indexed
to BNDES basket of currencies	39,358	44,879
	346,410	485,330
Denominated in US Dollars:
Import financing - 2006 – 5.55% to 6.20%	1,854
Pre-export financing – 5.73% to 6.34% (2006 -
5.75% to 6.48%) due 2012 to 2016	874,000	909,000
	875,854	909,000
Total	1,222,264	1,394,330
Less current maturities	(67,214)	(81,979)
Total long-term debt	1,155,050	1,312,351

In December 2006, the Company signed a financing agreement with Banco Nacional de Desenvolvimento Econômico e Social - BNDES, in the total amount of US$ 273,334 to be amortized from 2009 to 2016, which US$ 210,929 has already been released, with annual interest rates ranging from 7.86% to 8.86%

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated) d) Long-term portion payment schedule

The long-term portion of the Company's debt at December 31, 2007 falls due in the following years:

2009	57,822
2010	29,795
2011	30,503
2012	89,795
2013 and thereafter	1,104,436
Total	1,312,351

11 Stockholders' equity

At December 31, 2007, the Company's principal common stockholders and their common stock ownership interests, either direct or indirect are as follows: Arapar S.A. (an affiliate Group Lorentzen), Arainvest Participações S.A. (an affiliate of Banco Safra S.A.), and Newark Financial Inc (an affiliate of Votorantim Celulose e Papel (VCP)) with 28% each; Banco Nacional de Desenvolvimento Econômico e Social – BNDES with 12.5% .

At December 31, 2007, Arainvest, Treasure Hold Investments Corp (an affiliate of Banco Safra S.A) and the Banco Nacional de Desenvolvimento Econômico e Social - BNDES also owned preferred stocks which in total amounted to 14.9% and 7.7%, respectively, of the total preferred stocks.

During 2007, the Company has increased its capital by US$ 501,368 using balances from the investment reserve, as required by the Brazilian Corporate Law. Such capital increase was approved by the General Shareholders’ Meeting held in April 24, 2007.

Brazilian law permits the payment of cash dividends only from retained earnings and certain reserves registered in the Company's statutory accounting records. At December 31, 2007, after considering appropriated retained earnings which can be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company's stockholders, amounted to the equivalent of US$ 1,118 million.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

Appropriated retained earnings is composed by the following reserves:

a) Fiscal-incentive reserve - Consists of the appropriations from retained earnings equivalent to the cumulative amounts by which income tax rates have been reduced each year as a result of the Barra do Riacho operations of the Company being located in a development area. The fiscal-incentive reserve may be used to increase capital and absorb losses, but is not available as cash dividends.

b) Investment reserve - the investments reserve represents discretionary appropriations, ratified by the stockholders, for plant expansion and other capital projects, the amount of which is based on an approved capital budget presented by management. After completion of the projects, the Company may elect to retain the appropriations until the stockholders vote to transfer all or a portion of the reserve to capital or to retained earnings, from which a cash dividend may then be paid.

c) Legal reserve - legal reserve results from appropriations from retained earnings of 5% of annual net income recorded in the statutory accounting records. Such appropriations are required until the balance reaches 20% of the balance of capital stock, based on the statutory accounting records. The legal reserve may be used to increase capital and to absorb losses, but is not available for distribution as cash dividends.

Dividends and interest on stockholders’ equity

The Company’s by-laws guarantee a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by the Brazilian Corporate Law. In accordance with the Company’s by-law and the Brazilian Corporate Law, adjusted net income is represented by the net income for the year less appropriation of the above mentioned legal reserve.

Brazilian law permits the payment of cash dividends only from retained earnings. As of January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 9.75%, 7,78% and 6,32.% for the years 2005, 2006 and 2007, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus income reserves (including those mentioned above), determined in each case on the basis of the statutory financial statements. The amount of interest attributed to stockholders is deductible for corporate income tax purposes.

The Company paid US$ 233 million of dividends and interest on stockholders’ equity during the year ended December 31, 2007 and accrued US$ 44 million of interest on stockholders’ equity for payment in 2008 (US$ 252 million and US$ 37 million, respectively, during 2006).

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated) Basic and diluted earnings per share

Basic and diluted earnings per share ("EPS") as of December 31, 2007, 2006 and 2005, as presented in the Company's statements of operations, have been calculated on the following basis taking into consideration the Dividend Allocation between Class A and Class B preferred stock and common stock as discussed in the following summary of significant rights, terms, privileges and conversion features of the Company's stock:

	Common	Class A Stock	Class B Stock
Stock
Voting	Yes	No, except in the event that	No, except in the event that
Rights		dividends are not paid for 3	dividends are not paid for 3
		consecutive years. Voting rights	consecutive years. Voting
		will then be granted until the	rights will then be granted
		dividends in arrears for those 3	until the dividends in arrears
		years are paid.	for those 3 years are paid.

Privileges	None	Priority in the return of capital in	Priority in the return of capital
		the liquidation of the Company;	in the liquidation of the
Company;
Right to receive cash dividends in
		an amount 10% higher than	Right to receive cash
		dividends attributable to each	dividends in an amount 10%
		common stock.	higher than dividends
attributable to each common
		Priority in the distribution of a	stock.
minimum annual cash dividend
equivalent to 6% of the capital
attributable to it.

Conversion	None	Can be converted into Class B	Cannot be converted into Class
Features		Stock at any time, at the option	A Stock nor to Common
		and cost of the stockholder.	Stocks at any time.
Conversion rate 1:1.

Earnings, if any, in excess of the Class A preferred share minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis of those paid to Class A preferred stock. Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common shares.

Aracruz Celulose S.A.
Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
The following presents the earnings per share calculations:
				2005
	Preferred stock		Common
	Class A	Class B	Stock	Total
Dividends and interest on capital	7,326	103,606	79,679	190,611
Undistributed earnings	5,783	81,797	62,907	150,487
Net income for the year	13,109	185,403	142,586	341,098
Weighted average number of shares	38,022	537,739	454,908
Basic and diluted earnings per share	0.34	0.34	0.31

				2006
	Preferred stock		Common
	Class A	Class B	Stock	Total
Dividends and interest on capital	8,390	118,659	91,268	218,317
Undistributed earnings	9,107	128,814	99,079	237,000
Net income for the year	17,497	247,473	190,347	455,317
Weighted average number of shares	38,015	537,665	454,908
Basic and diluted earnings per share	0.46	0.46	0.42

				2007
	Preferred stock		Common
	Class A	Class B	Stock	Total
Dividends and interest on capital	8,904	129,890	99,706	238,500
Undistributed earnings	6,854	99,974	76,741	183,569
Net income for the year	15,758	229,864	176,447	422,069
Weighted average number of shares	36,933	538,747	454,908
Basic and diluted earnings per share	0.43	0.43	0.39

There were no dilutive securities outstanding in 2005, 2006 and 2007.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

12 Pension plan

The Company sponsors a defined contribution pension plan, ARUS – Fundação Aracruz de Seguridade Social, which covers substantially all of its employees. The principal objective of the pension plan is to supplement the social security pension benefits of the employees of the Company (“Sponsors”).

The Sponsors and eligible employees make monthly contributions under the plan to ARUS, which manages (or places with a trustee) its investments and other assets, which comprised, principally, of bank certificates of deposit, investments funds and marketable equity securities.

Contributions made by the Company to the plan amounted to US$ 2,449, US$ 3,125 and US$ 3,689 in 2005, 2006 and 2007, respectively, and represented the annual pension expense of the Company for the plan.

13 Employee benefits

Certain severance payments are due on dismissal of employees, principally notice of one month's salary and a severance payment calculated at 40% of the accumulated contributions made to the government severance indemnity plan on behalf of the employee. Based on current operating plans management does not expect that amounts of future severance indemnities will be material.

14 Contingencies and Commitments

(a)	Contingencies

(i)	Labor proceedings

At December 31 2007, the Company had a total provision recorded for labor proceedings of US$ 20.4 million (US$ 14.1 million on December 31 2006) and a corresponding deposit in an escrow account of US$ 7.5 million (US$ 5.8 million on December 31, 2006).

Labor proceedings consist principally of those related to the effect of variation in the inflation indexes (economic plans) on the 40% penalty applicable to the Mandatory Fund for Unemployment Benefit (FGTS), and also of additional amounts allegedly owed to certain employees that perform hazardous activities.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

(ii) Social charges proceedings

In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating basically to the value of housing allowances paid to certain employees over a period of several years. INSS considered that the reduced amount of housing allowances to the employees represented a fringe benefit and, consequently, the corresponding social charge was underpaid. The Company has been contesting this notification in the amount of US$ 1.7 million in Court aiming to its annulment and, at December 31, 2007, has placed approximately US$ 2.0 million in an escrow account to cover this claim. The Brazilian Superior Court of Justice granted a decision in favor of the Company on examination of the first judicial claim related to the matter. Based on the opinion of its legal advisors, which evaluated the probability of loss in such case as remote, no provision has been recognized.

(iii) PIS and COFINS contributions

At December 31, 2007, the provision for contingencies included US$ 94.3 million (US$ 74.3 at December 31, 2006) for PIS (Social Integration Program) and COFINS (Social Fund) payable on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar, principally in the period from early 1999 until September 2002.

The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS and COFINS contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. In November 2001 the Company was granted a favorable judgment.

After analyzing certain unfavorable legal decisions on similar legal actions of other companies and their implications for Aracruz’s case at that time, the Company decided to cancel, on August 29, 2003, part of the legal action, regarding the rate increase and the basis of calculation modifications (except for foreign exchange variation), and decided to pay the accrued amount in installments according to a special tax collection called PAES program, enacted by Law 10.684/2003. Notwithstanding, due to a judgment issued by the Brazilian Supreme Court in a similar legal action, which considered the modification in the rules for the calculation of PIS and COFINS to be unconstitutional, the Company requested and was granted a provisional remedy allowing it not to pay the PAES installments related to such modification In September 2007, based on the opinion of its legal advisors, the Company decided to reverse approximately US$ 37.3 million of this provision related to the imposition of those taxes on revenues resulting from exchange gains, pursuant to article 150, § 4º of the National Tax Code.

Taking into account decisions of the Brazilian Supreme Court in regard to the unconstitutionality of such taxes that have been followed by other administrative and judicial courts, meaning that the jurisprudence on the matter is consolidated, the Company is convinced that it is very unlikely that an unfavorable decision will be issued. Notwithstanding, considering a recently issued pronouncement of Ibracon (Brazilian Independent Auditors Institute), the Company, on a conservative approach, decided to rebuilt the reverted amount of the provision.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

(iv) Value-Added Tax Credit

In October 2006, the Company received tax assessments, issued by the government of the State of Espírito Santo, in the total amount of US$ 41.2 million, related to the alleged non compliance of formal obligations and supposedly inappropriate ICMS credits from fixed assets and other goods acquired for utilization in the process of pulp production. The company has paid a minor part of that value and has been contesting another 17 notifications, in the amount of US$ 40.1 million. The Company has already been granted favorable decisions in tax notifications amounting to US$ 6.3. Based on the opinion of its legal advisors, who evaluate the probability of loss in the courts as no more then possible, no provision has been recognized.

(v) Environmental Regulations

The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

(vi) Others

The Company has, based on an analysis of the disputes involved and consultation with its legal counsel, recorded additional provisions in the amount of US$ 16.2 million relating to several other legal disputes and has also made deposits in the amount of US$ 13.0 million in escrow accounts as of December 31, 2007.

(b)	Commitments

(i)	Indian Communities - Terms of settlement

In the first semester of 1998, the Indian communities and the Company entered into Terms of Settlement in which both parties recognized the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that determined the enlargement of the Indian reservation by 2,571 hectares of land belonging to the Company. The Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to US$ 7.6 million at December 31, 2007), monetarily restated by one of the official inflation indexes, to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

Despite the fact that the Terms of Settlement were in force, in 2005 some members of the Indian communities invaded some forestry areas and the industrial premises of the Company. . Since the invasion represented the breach of the Terms of Settlement by the Indian communities, the Company - after having notified the communities themselves, the National Indian Foundation -FUNAI and the Federal Public Prosecutor (Ministério Público Federal) – in 2005 suspended all its commitments towards the Indian communities under the Terms of Settlement. During the period in which the Terms of Settlement were being complied with, the Company had donated to the Indian Associations the amount of approximately R$ 9.6 million, equivalent to US$ 5.4 million.

On February 17, 2006 FUNAI published Dispatches No. 11 and 12 in the Official Federal Gazette, approving the conclusion of the working group set up by FUNAI Edict No. 1.299/05, which recommends the extension of Indian reserves by approximately 11,000 hectares, comprised almost entirely of lands whose title and possession belong to Aracruz. These areas were identified by the working group as being land traditionally occupied by Indians. Confident in the robustness of its rights, the Company presented its challenge of those Dispatches on June 19, 2006. In early 2007 the Ministry of Justice, who should ultimately decide the matter, returned the administrative procedure to FUNAI, determining that it widened the studies "with a view towards preparing an appropriate recommendation that assuages the interest of both parties".

On August 27, 2007, the Ministry of Justice based on the conclusions of the working group set up by FUNAI Edict No. 1.299/05, issued Edicts nr. 1.463 and 1.464 determining the enlargement of the Indian reservation by 11,000 hectares, 98% of which (i.e., approximately 10,700 hectares) are lands owned or legally possessed by the Company. The net book values of such lands is immaterial.

The land dispute among Aracruz and the Indian Communities in the State Espírito Santo was resolved in 2007. On December 3, 2007, in the Ministry of Justice in Brasilia, a Conduct Adjustment Agreement (TAC) that considers the rights and obligations of the Company, the Indians and the National Indian Foundation-FUNAI in transferring approximately 11,000 hectares of land to the indigenous communities was signed. The TAC also sets forth that all the eucalyptus wood planted in the area (approximately 6,800 hectares of forest) shall be harvested by the Company as a compensation for improvements. The enlargement of the Indian reservations must still be approved by decree from the President of Brazil, with the subsequent demarcation of the lands in question, when the transfer of title to the lands shall be effective. The signature of the TAC was accompanied by all authorities that took part in the negotiation, including the Federal Attorney General and FUNAI - which will be responsible for hiring a company to do the physical demarcation of the lands - and sets forth that both parties will abandon any current of future claims against each other in relation to the matter. The agreement shall be homologated by the Federal Court of Linhares - ES.

Before the signing of the settlement, the terms of the TAC were submitted to the indigenous communities and approved at an assembly on October 16, and subsequently ratified by them on

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

November 28, as recommended by Convention 169 of the International Labor Organization (ILO) regarding indigenous and tribal peoples, to which Brazil is a signatory.

Aracruz considers the agreement a sustainable solution that enables the balance among the interests of all parties involved, since it satisfied the demands of the Indians for an enlargement in their lands, while at the same time providing Aracruz with the legal assurances that these lands will not be expanded again.

(ii) “Take-or-Pay” contract

In connection with the sale of its electrochemical plant to Canexus Química Brasil Ltda (Canexus) in 1999, the Company and Canexus entered into a long-term contract for chemical products supply, amended in 2002 to include additional volumes. According to the "take-or-pay" clause, the company is committed to acquire from Canexus a volume of chemical products conservatively projected. Volumes purchased by the Company in addition to the minimum agreed (take-or-pay) for a given year may be compensated with lower volumes acquired in subsequent years. For the take-or-pay quantities, the Company will pay in accordance with the terms of the contract. There are remaining take-or-pay committed volumes until 2008, regarding the 2002 contractual amendment.

(iii) Wood supply

The Company signed a contract with Suzano Papel e Celulose S.A. with a view to a loan of 1,700 thousand m³ of eucalyptus wood, which were received through September of 2005. The remaining balance as of December 31, 2007 is 1,075 thousand m³ of eucalyptus wood and, based on its present forest formation costs, the Company has booked the amount of US$ 5,007 under liabilities. The contract calls for return of an equivalent volume on similar operating conditions during 2008.

(iv) Compliance with regulations

The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

15 Guarantees of Veracel third-party debt

As of December 31, 2007, the Company is contingently liable as a several guarantor with respect to 50% of indebtedness of Veracel Celulose S.A., an entity under joint control with another company. Such company is the several guarantor of the additional 50% of indebtedness of Veracel Celulose S.A.. The total amount guaranteed by the Company is US$ 321.5 million. The expiration of the guarantees range from 2008 to 2014. At any time through those dates, the Company will be obligated to perform under the guarantees by primarily making the required payments, including late fees and penalties, limited to its proportion of the guarantees, if and whenever Veracel shall default in the payment of any of the guaranteed obligations, after the date of communication of default by the creditor pursuant to the terms and conditions of the relevant agreements. The fair value of such guarantee is immaterial.

16 Derivative instruments and risk management activities

The Company’s foreign currency risk and interest rate management strategy may use derivative instruments to protect against foreign exchange and interest rate volatility.

(a) Enterprise Risk Management - ERM

The Company is developing its Sustainability Plan, which comprises the ERM, a wide and structured long term approach of the main corporate risks of the company.

Following the best practices of Corporate Governance, the Company seeks to have full control of its main financial and intangible corporate risks. The methodology used by the Company, considers an evolution of impact and probability, regarding financial and intangibles corporate risks.

(b) Foreign currency risk management

The Company’s foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility

During 2007 the Company has recognized, as financial income, gains of US$ 93.7 million (2006 - US$ 88.8 million) related to derivative instruments registered in BM&F - Brazilian Mercantile & Futures Exchange with notional amount of US$ 150.0 million and with maturity in February 2008. These operations are marked to market on a daily basis and as of December 31, 2007 the fair value of these contracts were reported as a liability of US$ 1.2 million (as of December 31, 2006 were reported as an asset of US$1.4 million).

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

(c) Interest rate risk management

The Company’s strategy for interest rate management has been to maintain a balanced portfolio of fixed and floating interest rates in order to optimize cost and volatility. The Company’s interest rate risk management strategy may use derivative instruments to reduce earnings fluctuations attributable to interest rate volatility.

During 2007 and 2006 the Company recognized under financial income, losses of US$ 36.4 million and US$ 2.8 million on interest rate derivative instruments registered in BM&F -Brazilian Mercantile & Futures Exchange for the 2007 and 2006, respectively. These operations are marked to market on a daily basis, and at December 31, 2007 the fair value of these contracts were reported as an asset of US$ 0.6 million.

It also has recognized gains of US$ 38.3 on swap transactions (TJLP or interest long-term rate against Dollar). There were no such kind of derivative instruments in 2006. These operations are marked to market, and at December 31, 2007, the notional amount of these swaps totaled US$ 334.1 million with maturity in April 2010. The outsatnding amount of these contracts were reported as an asset of US$ 38.3 million.

(d) Commodity price risk management

The Company is exposed to commodity price risks through the fluctuation of pulp prices. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in commodity prices, but may utilize them in the future.

17 Nonderivative financial instruments

Fair value - the Company considers that the carrying amount of its financial instruments generally approximates fair market value. Fair value has been determined as follows:

Cash - the carrying amount of cash is a reasonable estimate of its fair value.

Cash equivalents and short-term investments and bank deposits - cash equivalents are represented, principally, by short-term investments. Their fair value and that of other bank deposits not meeting the definition of cash equivalents were estimated using the rates currently offered for deposits of similar remaining maturities and approximates its carrying value.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

Short-term debt and long-term debt - interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value, which approximates the carrying value at December 31, 2007 and 2006. The Company’s financial structure does not require any substitution of such financing or the contracting of similar fundings.

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value.

18 Segment information

The Company has adopted SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) with respect to the information it presents about its operating segments and geographical information. SFAS 131 introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the same basis that the top decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments.

The Company has determined that its operation has only one segment - pulp. Sales by geographic area are determined based on the location of the customers.

The Company's exports from Brazil, classified by geographic destination, are as follows:

		Year ended December 31,
	2005	2006	2007
North America	544,499	661,177	709,285
Europe	640,614	721,074	844,393
Asia	267,612	443,904	450,002
Other	16,921	18,871	3,337
Total	1,469,646	1,845,026	2,007,017

Sales to two unaffiliated customers represented 29% and 15% of net sales in 2007. Two unaffiliated customers represented 31% and 13% in 2006, and 31% and 17% in 2005. No other individual customers represented more than 10% of net sales.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

19 Related parties

Transactions with related parties resulted in the following balance sheet and income statement balances:

			December 31,
		2006		2007
	Assets	Liabilities	Assets	Liabilities
Balance sheet
Current assets
Cash and cash equivalents
Bank Safra S.A.	68,191		59,881
Banco Votorantin S.A	43,591
Aracruz Produtos de Madeira S.A.	541		495
Veracel Celulose S.A.		19,431		21,663
Long-term debt (including
current portion and accrued
finance charges)
BNDES – Banco Nacional
de Desenvolvimento
Econômico e Social		299,677		429,026
	112,323	319,108	60,376	450,689

		Year ended December 31,
	2005	2006	2007
	Expense	Expense	Expense
Income statement
Financial income
Banco Safra S.A.	(34,510)	(8,891)	(10,273)
Banco Votorantin S.A.	(13,085)	(7,308)	(2,276)
Wood Sales
Aracruz Produtos de Madeira S.A.	(1,246)	(3,049)	(3,464)
Pulp
Veracel Celulose S.A.	62,436	167,459	205,481
Financial expenses
BNDES – Banco Nacional de
Desenvolvimento Econômico e Social	50,126	48,121	89,955
	63,721	196,332	279,423

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

20 Subsequent event

Due to the rejection by the Senate of the proposal of extension of the Provisional Contribution over Financial Operations (CPMF), such tax will no longer be charged.

Nevertheless, in order to compensate the loss in the tax revenues as a result of the CPMF's extinction, as of January 2008, credit, exchange and insurance operations will be subject to an additional rate of 0,38% of the Tax on Financial Transactions (IOF), same rate of the extinguished CPMF.

* * *

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer